Exhibit 99.4

January 26, 2026 By EDGAR Osisko Development Corp. 1100, av des Canadiens-de-Montréal Suite 300, P.O. Box 211 Montréal, QC H3B 2S2

Dear Sirs/Mesdames:

Osisko Development Corp. Prospectus Supplement dated January 26, 2026

We refer you to the prospectus supplement dated January 26, 2026 (the “Prospectus Supplement”) to the short form base shelf prospectus of Osisko Development Corp. dated December 23, 2025, forming part of the Registration Statement on Form F-10 (Registration No. 333-292328) filed by Osisko Development Corp. with the U.S. Securities and Exchange Commission.

We hereby consent to the reference to our name on the cover page of the Prospectus Supplement and under the headings “Documents Filed as Part of the Registration Statement”, “Eligibility for Investment” and “Legal Matters” in the Prospectus Supplement. We also consent to the reference to our statements under the heading “Eligibility for Investment” in the Prospectus Supplement.

In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required by the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Yours truly,

/s/ Cassels Brock & Blackwell LLP